
Mail Stop 3233

April 4, 2017

Via E-Mail
Phillip D. Joseph, Jr.
Chief Financial Officer, Executive Vice President and Treasurer
Spirit Realty Capital, Inc.
2727 North Harwood Street, Suite 300
Dallas, Texas 75201

> **Re:** **Spirit Realty Capital, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 20, 2017**
> **File No. 333-216815**

Dear Mr. Joseph:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). However, the prospectus does not contain all of the representations required by the no-action letters. Specifically, the company must represent that it has not entered into any arrangement or understanding with any person who will receive exchange securities in the exchange offer to distribute those securities following completion of the offer, and that it is not aware of any person that will participate in the exchange offer with a view to distribute the exchange securities. Please revise your prospectus accordingly. Alternatively, you may provide us with a supplemental letter that includes these representations.

The Exchange Offer

Procedures for Tendering

Valid Tender, page 17

2.   Please revise the holder representations to add that the holder has not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the new notes. Please revise here and throughout the document as necessary, including but not limited to the representations on page 6 of Exhibit 99.1.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3758 with any questions.

                                                Sincerely,

                                                /s/ Sandra B. Hunter

                                                Sandra B. Hunter
                                                Staff Attorney
                                                Office of Real Estate and
                                                Commodities

cc: Julian T.H. Kleindorfer, Esq.
        Latham & Watkins LLP